Exhibit 99.1

Tencent Music Entertainment Group Announces Fourth Quarter and Full-Year 2022 Unaudited Financial Results

SHENZHEN, China, March 21, 2023 /PRNewswire/ -- Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Financial Highlights

In the three months ended December 31, 2022:

•	Net profit attributable to equity holders of the Company was RMB1.15 billion (US$167 million), representing a 114.7% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.44 billion (US$208 million), representing a 72.8% year-over-year growth.

•	Total revenues were RMB7.43 billion (US$1.08 billion).

•	Revenues from music subscriptions were RMB2.35 billion (US$341 million), representing a 20.6% year-over-year growth. Paying users reached 88.5 million, increasing by 16.1% year-over-year. On a sequential basis, the number of online music paying users grew by 3.2 million.

•	Diluted earnings per ADS was RMB0.72 (US$0.11) and ADS used in diluted earnings per ADS computation was 1.59 billion.

•	Total cash, cash equivalents, term deposits and short-term investments as of December 31, 2022 were RMB27.4 billion (US$3.97 billion).

In the full year ended December 31, 2022:

•	Net profit attributable to equity holders of the Company was RMB3.68 billion (US$533 million), representing a 21.4% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB4.75 billion (US$688 million), representing a 14.4% year-over-year growth.

•	Total revenues were RMB28.34 billion (US$4.11 billion).

•	Revenues from music subscriptions were RMB8.70 billion (US$1.26 billion), representing an 18.6% year-over-year growth.

"Amid a fast-changing macro environment in 2022, we continued to innovate our services and carried out effective cost optimization measures, leading to strong growth in our full-year profitability as well as steady growth in online music subscriptions throughout the year," said Mr. Cussion Pang, Executive Chairman of TME. "Our diversified suite of monetization tools expanded and made progress during the year such as ad-supported mode, long-form audio, as well as audio live streaming and our international expansion, among many more. Another meaningful accomplishment was the headway we made with our 'music+public welfare' model, which innovatively combines music's emotional expression and influence to promote social progress. With our confidence in the long-term prospects of the company, we had completed the US$1 billion share buyback program approved by the Board in 2021. Looking ahead into 2023, as we are repositioning ourselves to better capture future growth areas, we currently expect our quarterly revenues from online music services will exceed those from social entertainment services at some point within this year. Meanwhile, with our relentless focus on executing our growth strategies and operating efficiencies, we are confident to achieve year-over-year growth in total revenues and profitability as well as continuous improvement in user quality in 2023 while fueling the thriving music industry."

"On the back of our firm execution of the dual engine content-and-platform strategy, in 2022 TME launched a lineup of new tools and leveraged our end-to-end production and promotional resources to unlock value for our partners' content creation, while delivering compelling experiences to all those who are passionate about music as we innovated in each of our four entertainment pillars: listen, watch, sing, and play," said Mr. Ross Liang, CEO of TME. "With our refined mission to 'create endless possibilities with music and technology,' in the fourth quarter, we launched multiple product upgrades and made pioneering advancements in virtual idol, sound quality, visual effects, social functions, virtual entertainment experiences, and more, while comprehensively extending our cooperation with Weixin Video Accounts in the Tencent ecosystem to explore new avenues to distribute music and video content. In addition, we have been deploying and developing breakthrough AIGC tools, such as the LyraSinger, Muse and Lingyin Engines, to further empower music-related content creation and enhance production efficiency. In the future, we will continue to explore the application of large language models (LLMs) in the fields of pictures, texts, video and other content, as well as music recommendation and search, to meet the massive demand for music-related content. In 2023 and in the years to come, we will keep driving industry development, blazing new trails in content and platform innovations, while fulfilling our responsibilities as a leading music industry player."

Financial Review for the Fourth Quarter of 2022

Total revenues for the fourth quarter of 2022 were RMB7.43 billion (US$1.08 billion) which declined 2.4% year-over-year but increased quarter-over-quarter by 0.8%. Revenues from online music services continued its growth trajectory and increased by 23.6% year-over-year to RMB3.56 billion (US$516 million). Revenues from social entertainment services and others decreased by 18.2% year-over-year to RMB3.87 billion (US$561 million).

Online Music Services

Revenues from music subscriptions for the fourth quarter of 2022 delivered healthy growth of 20.6% year-over-year and 4.5% quarter-over-quarter growth to RMB2.35 billion (US$341 million) as we strengthened our monetization capabilities with improved operating efficiency. During the fourth quarter, the surge in COVID-19 cases and churn of our casual users amid competition, along with cost optimization measures aimed at boosting monetization efficiency as a platform of scale, led to the year-over-year decline in online music mobile MAUs. Nevertheless, online music paying users maintained a strong growth trend of 16.1% year-over-year and reached 88.5 million. At the same time, ARPPU continued to improve sequentially for the third consecutive quarter and increased by 4.7% year-over-year to RMB8.9. The strong paying user and ARPPU momentum was driven by optimized content quality, more attractive member privileges, broadened sales channels, and more effective promotions.

Revenues from online music services other than subscriptions for the fourth quarter of 2022 increased by 29.8% year-over-year and by 2.3% quarter-over-quarter to RMB1.21 billion (US$175 million). Revenues from advertising continued to recover quarter-over-quarter. Specifically, ad-supported mode has achieved strong growth, and leading advertisers, including WU LIANG CHUN, Coca-Cola, KFC and JD.com, embraced TME Live and TMELAND as innovative channels for musical-format advertising in the fourth quarter. Additionally, in the fourth quarter, we worked with a wide range of A-list artists, including Lu Han, JJ Lin, Jackson Wang, Wang Yibo, Roy Wang, Joker Xue and Lay Zhang[3], to release their physical albums, digital albums, vinyl records, or customized artist merchandise with head-start benefits. For long-form audio, its subscribers doubled year-over-year to surpass 10 million during the fourth quarter, driving solid year-over-year growth of revenues from long-form audio subscription.

Social Entertainment Services and Others

Revenues from social entertainment services and others for the fourth quarter of 2022 decreased by 18.2% year-over-year to RMB3.87 billion (US$561 million). Social entertainment services MAUs and paying users declined year-over-year, resulted from the impact of the evolving macro headwinds, increased competition from other platforms and the surge in COVID-19 cases in the fourth quarter of 2022. To adapt to the changing environment, we focused on increasing our competitiveness through ongoing product innovation and new initiatives in social entertainment services, such as audio live streaming, real-time interactive experiences and international expansion.

Revenues from audio live streaming in the fourth quarter of 2022 increased year-over-year driven by expanding QQ Music Live Streaming, and Kugou Music's move, following QQ Music, to foster a tighter connection between its music platform and audio live streaming. WeSing's multi-person singing rooms in both video and audio settings have continued to enrich real-time interaction scenarios on the platform leading to increases in its penetration rate and user time spent, and we plan to roll out the feature to other platforms in the future. Meanwhile, we leveraged our experience in operating singing and social products and mature monetization models and brought them to the international market, expanding our presence through both organic growth and M&A. Revenues from our overseas business continued to increase year-over-year in the fourth quarter.

Costs, Expenses and Profitability

Cost of revenues for the fourth quarter of 2022 decreased by 8.1% year-over-year to RMB4.98 billion (US$722 million). The decline in revenues from social entertainment services led to a decrease in revenue sharing fees, which was the primary reason for the overall decrease in cost of revenues on a year-over-year basis, and it was partially offset by the increase in content costs of royalties.

Gross margin for the fourth quarter of 2022 increased by 4.2% to 33.0% from 28.8% in the same period of 2021, primarily due to our effective control of content costs including decreased revenue sharing fees for our live streaming business, as well as improved operational cost efficiency.

Total operating expenses for the fourth quarter of 2022 decreased by 25.1% year-over-year to RMB1.36 billion (US$197 million). Operating expenses as a percentage of total revenues decreased to 18.3% in the fourth quarter of 2022 from 23.9% in the same period of 2021.

•	Selling and marketing expenses were RMB266 million (US$39 million), representing a year-over-year decrease of 64.5%. This decrease was primarily due to effective control over marketing expenses and optimization of the overall promotion structure to improve operating efficiency. Our selling and marketing expenses continuously decreased on a year-over-year basis as we reduced the marketing spending on user acquisition and remained more focused on driving high-quality paying user growth.

•	General and administrative expenses were RMB1.10 billion (US$159 million), representing a year-over-year increase of 2.6%. The increase was mainly due to increased investment in research and development to further empower music-related content creation, enhance production efficiency and improve sound quality and effects.

Driven by effective cost controls and improved operating efficiency, our operating profit grew to RMB1.39 billion (US$201 million) in the fourth quarter of 2022, representing an increase of 103.5% year-over-year.

For the fourth quarter of 2022, net profit attributable to equity holders of the Company was RMB1.15 billion (US$167 million), and non-IFRS net profit attributable to equity holders of the Company was RMB1.44 billion (US$208 million). Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.73 (US$0.11) and RMB0.72 (US$0.11), respectively, for the fourth quarter of 2022, and non-IFRS basic and diluted earnings per ADS were RMB0.92 (US$0.13) and RMB0.91 (US$0.13), respectively. The Company had weighted averages of 1.57 billion basic and 1.59 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Financial Review for the Year of 2022

Total revenues for the full year of 2022 decreased by 9.3% year-over-year to RMB28.34 billion (US$4.11 billion).

Online Music Services

Revenues from online music services for the full year of 2022 increased by 8.9% year-over-year to RMB12.48 billion (US$1.81 billion). The increase was driven by strong growth in music subscription revenues, supplemented by growth in revenues from long form audio, despite a decrease in sublicensing revenues and advertising revenues. Revenues from music subscriptions were RMB8.70 billion (US$1.26 billion), representing an 18.6% year-over-year growth, primarily due to the increase in the number of paying users by 22.7%, partially offset by a decrease in ARPPU from RMB8.9 in year 2021 to RMB8.6 in year 2022 as we had relatively lower ARPPU in the first half of 2022 due to our promotional efforts.

Social Entertainment Services and Others

Revenues from social entertainment services and others for the full year of 2022 decreased by 19.8% year-over-year to RMB15.86 billion (US$2.30 billion). On a year-over-year basis, ARPPU increased by 5.9% while paying users of social entertainment services decreased by 24.3%. The decrease was mainly due to the impact of the evolving macro environment, increased competition from other platforms and the impact related to COVID-19.

Costs, Expenses and Profitability

Cost of revenues for the full year of 2022 decreased by 10.4% year-over-year to RMB19.57 billion (US$2.84 billion). The decline in revenues from social entertainment services led to a decrease in revenue sharing fees, which was the primary reason for the overall decrease in cost of revenues on a year-over-year basis.

Gross margin for the full year of 2022 increased by 0.9% to 31.0% from 30.1% in the same period of 2021, primarily due to our effective control and optimization of content costs including decreased revenue sharing fees for our live streaming business.

Total operating expenses for the full year of 2022 decreased by 16.9% year-over-year to RMB5.56 billion (US$806 million). Operating expenses as a percentage of total revenues decreased to 19.6% for the full year of 2022 from 21.4% in 2021. After excluding the impact of the expenses related to our secondary listing, operating expenses as a percentage of total revenues would have decreased by 2.1% year-over-year.

•	Selling and marketing expenses were RMB1.14 billion (US$166 million), representing a decrease of 57.3% year-over-year. This decrease was primarily due to effective control over marketing expenses and optimization of the overall promotion structure for marketing spending on user acquisition and we remained more focused on driving high-quality paying user growth in 2022.

•	General and administrative expenses were RMB4.41 billion (US$640 million), representing an increase of 10.1% year-over-year. After excluding the impact from the expenses related to our secondary listing, general and administrative expenses would have increased by 8.0% year-over-year. The increase was mainly due to increased investment in research and development to further empower music-related content creation, enhance production efficiency and improve sound quality and effects, as well as to support our international expansion.

Driven by effective cost controls and improved operating efficiency, our operating profit grew to RMB4.44 billion (US$644 million) for the full year of 2022, representing an increase of 16.9% year-over-year.

For the full year of 2022, net profit attributable to equity holders of the Company was RMB3.68 billion (US$533 million), and non-IFRS net profit attributable to equity holders of the Company was RMB4.75 billion (US$688 million). Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Basic and diluted earnings per ADS were RMB2.30 (US$0.33) and RMB2.27 (US$0.33), respectively, for the full year of 2022, and non-IFRS basic and diluted earnings per ADS were RMB2.96 (US$0.43) and RMB2.93 (US$0.43), respectively. The Company had weighted averages of 1.60 billion basic and 1.62 billion diluted ADSs outstanding, respectively.

Other Key Financial Information

As of December 31, 2022, the combined balance of the Company's cash, cash equivalents, term deposits and short-term investments amounted to RMB27.4 billion (US$3.97 billion), compared to RMB25.4 billion as of September 30, 2022. The increase was primarily driven by cash flows generated from operations.

Operating Metrics

•	TME's online music and social entertainment services key operating metrics[2]

	4Q22	4Q21	YoY %
Mobile MAU - online music (million)	567	615	(7.8%)
Mobile MAU - social entertainment (million)	146	175	(16.6%)
Paying users - online music (million)	88.5	76.2	16.1%
Paying users - social entertainment (million)	7.6	9.0	(15.6%)
Monthly ARPPU - online music (RMB)	8.9	8.5	4.7%
Monthly ARPPU - social entertainment (RMB)	169.6	175.1	(3.1%)

Business Review

Collaborated with top artists, labels and industry partners to benefit users and artists:

•	Reached an agreement with JVR to extend our close strategic partnership, and will continue to provide our users with the high-quality music created by JVR, accentuated by the extraordinary experience on our platform. Deepened our strategic cooperation with leading records such as B'in Music in the fourth quarter, providing users with songs from Mayday and other renowned singers.

•	Began teaming up with Billboard extensively and announced the integration of TME UNI Chart on Billboard as its only music chart from mainland China. Jointly released the 2022 Annual Music Report, which attracted participation from a record-high number of unique visitors. What's more, coached and supported musicians such as Pan Yunqi to grow quickly into rising stars by collaborating with Coca-Cola's music event and promoting her via Billboard's global network. She also came in third place in 2022 SING! China and was featured on the cover of Billboard's December issue.

•	Supported the strategic musician partner we cultivated, Krystal Chen, by inviting well-known producers to launch her first extended play, from which the song "Skylight" topped QQ Music's Best New Release music chart.

Empowered original content production leveraging new tools and end-to-end resources and services:

•	Brought to life TME's first hyper-real virtual pop idol, Lucy, along with our other virtual performers Xiaoqin, Shanbao and Anko with original content, unique voices and dance moves. With a record-grade, automatically generated vocal print developed by TME LYRA LAB's LyraSinger Engine, Lucy has received partnership interest for joint performances from a broad array of global brands.

•	Our Tencent Musician Platform has empowered our indie musicians to create more than 2.3 million musical works by the fourth quarter. Meanwhile, we constantly pay close attention to music ecosystem development, and launched more features and smart tools for indie musicians to accelerate song composition and release while earning revenues from listeners who want to show extra gratitude in addition to album sale.

•	Created close to 1,000 original blockbusters throughout the year, leading to streams exceeding 100 million each in 2022. In the fourth quarter, the hit song "Grant Me" dominated major music charts and took the market by storm, with nearly half a billion streams. Another hit was "Turn into Fireworks and Fall for You," which has been extensively used as background music and generated over five billion social media discussions.

•	Deepened collaboration with the Tencent ecosystem and launched a total of 111 songs in the gaming and animation category in 2022. Notably, "Fairytale Love" made for Peacekeeper Elite, was among the finalists for the Best Original Song in the Mobile Video Game category of the 13th Hollywood Music in Media Awards.

Strengthened product features to provide all-round musical companionship to our users:

•	We have been deploying and developing breakthrough AIGC tools to further empower music-related content creation and enhance production efficiency. For example, we rolled out the Muse Engine, which enables automated large-scale music poster production based on melody and lyrics. Expanded use cases for our patented technology, Lingyin Engine, to produce long-form audio content read by synthetic voices. Receivers of QQ Music's newly launched VR greeting card can walk into the gift generated automatically, and receive blessings as avatars in an exquisite virtual space.

•	Holistically improved sound quality and sound effects to bring more vivid listening experiences via new launches such as the Premium Sound series. Empowered users to flexibly customize their listening experience through options such as the pitch and tempo alteration feature. Recommendation streaming volume and time spent per user produced sustained growth in the fourth quarter.

•	Comprehensively expanded collaboration with Weixin Video Accounts to enrich users' visual experience and explore new avenues to distribute music and video content. TME Live deepened cooperation with Weixin Video Accounts to allow a broader user base to participate in concerts, both paid and free, and engage with innovative online-merge-offline interactions at fourth quarter performances from Ryuichi Sakamoto, Andy Lau and Hacken Lee[3], among others. Applied song recognition feature to automatically identify the background music of videos from Weixin Video Accounts and direct users to QQ Music to listen, set their Weixin ringtone, or use in their own videos.

Social Responsibilities

Fulfilling social responsibilities remains one of our priorities. In the fourth quarter, we launched "The Spirit of Chinese Song: Guangxi Style" and partnered with singers Fox Hu and XIN Liu (Yuxin Liu)[3] to promote Chinese traditional culture through the power of digital music. In December 2022, many of the musical works from "The Spirit of Chinese Song 2020," a public welfare album we released previously, officially entered the first digital collection of National Archives of Publications and Culture, supporting the preservation and inheritance of Chinese culture.

Share Repurchase Program

As of December 31, 2022, we had completed the US$1 billion 2021 Share Repurchase Program announced on March 28, 2021. In addition, to underscore our confidence in TME's future development and growth prospects, our board of directors has recently authorized a new Share Repurchase Program under which the Company may repurchase up to $500 million of its Class A ordinary shares during a 24-month period commencing from March 2023.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

[1] Non-IFRS net profit and non-IFRS net profit attributable to equity holders of the Company were arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, and income tax effects.
[2] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2021 20-F filed on April 26, 2022. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms. Online music mobile MAUs for a given month refers to the sum of mobile MAUs of our music products, including QQ Music, Kugou Music and Kuwo Music, for that month; duplicate access to different services by the same device is not eliminated from the calculation.
[3] Sorted by Chinese surname.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended December 31			Year ended December 31
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	2,880	3,559	516	11,467	12,483	1,810
Social entertainment services and others	4,727	3,866	561	19,777	15,856	2,299
	7,607	7,425	1,077	31,244	28,339	4,109
Cost of revenues	(5,415)	(4,978)	(722)	(21,840)	(19,566)	(2,837)
Gross profit	2,192	2,447	355	9,404	8,773	1,272

Selling and marketing expenses	(750)	(266)	(39)	(2,678)	(1,144)	(166)
General and administrative expenses	(1,067)	(1,095)	(159)	(4,009)	(4,413)	(640)
Total operating expenses	(1,817)	(1,361)	(197)	(6,687)	(5,557)	(806)
Interest income	122	224	32	530	711	103
Other gains, net	185	78	11	553	516	75
Operating profit	682	1,388	201	3,800	4,443	644

Share of net profit/(loss) of investments accounted for using equity method	1	16	2	(47)	38	6
Finance cost	(31)	(31)	(4)	(121)	(108)	(16)
Profit before income tax	652	1,373	199	3,632	4,373	634

Income tax expense	(75)	(168)	(24)	(417)	(534)	(77)
Profit for the period/year	577	1,205	175	3,215	3,839	557

Attributable to:
Equity holders of the Company	536	1,151	167	3,029	3,677	533
Non-controlling interests	41	54	8	186	162	23

Earnings per share for Class A and Class B ordinary shares
Basic	0.16	0.37	0.05	0.91	1.15	0.17
Diluted	0.16	0.36	0.05	0.90	1.14	0.16

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.33	0.73	0.11	1.82	2.30	0.33
Diluted	0.32	0.72	0.11	1.80	2.27	0.33

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,284,580,063	3,142,973,505	3,142,973,505	3,321,067,177	3,203,995,973	3,203,995,973
Diluted	3,308,612,118	3,175,415,350	3,175,415,350	3,363,045,757	3,234,507,356	3,234,507,356

ADS used in earnings per ADS computation
Basic	1,642,290,032	1,571,486,752	1,571,486,752	1,660,533,589	1,601,997,986	1,601,997,986
Diluted	1,654,306,059	1,587,707,675	1,587,707,675	1,681,522,878	1,617,253,678	1,617,253,678

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended December 31			Year ended December 31
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period/year	577	1,205	175	3,215	3,839	557
Adjustments:
Amortization of intangible and other assets arising from acquisitions*	127	126	18	484	498	72
Share-based compensation	202	178	26	753	834	121
Losses/(Gains) from investments**	35	-	-	51	(141)	(20)
Income tax effects***	(68)	(17)	(2)	(171)	(123)	(18)
Non-IFRS Net Profit	873	1,492	216	4,332	4,907	711

Attributable to:
Equity holders of the Company	832	1,438	208	4,146	4,745	688
Non-controlling interests	41	54	8	186	162	23

Earnings per share for Class A and Class B ordinary shares
Basic	0.25	0.46	0.07	1.25	1.48	0.21
Diluted	0.25	0.45	0.07	1.23	1.47	0.21

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.51	0.92	0.13	2.50	2.96	0.43
Diluted	0.50	0.91	0.13	2.47	2.93	0.43

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,284,580,063	3,142,973,505	3,142,973,505	3,321,067,177	3,203,995,973	3,203,995,973
Diluted	3,308,612,118	3,175,415,350	3,175,415,350	3,363,045,757	3,234,507,356	3,234,507,356

ADS used in earnings per ADS computation
Basic	1,642,290,032	1,571,486,752	1,571,486,752	1,660,533,589	1,601,997,986	1,601,997,986
Diluted	1,654,306,059	1,587,707,675	1,587,707,675	1,681,522,878	1,617,253,678	1,617,253,678

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions
** Including the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments
*** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2021	As at December 31, 2022
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	243	323	47
Land use rights	1,495	2,480	360
Right-of-use assets	283	398	58
Intangible assets	2,829	2,368	343
Goodwill	19,121	19,493	2,826
Investments accounted for using equity method	3,599	4,330	628
Financial assets at fair value through other comprehensive income	7,302	3,168	459
Other investments	199	304	44
Prepayments, deposits and other assets	743	709	103
Deferred tax assets	346	347	50
Term deposits	4,303	6,530	947
	40,463	40,450	5,865

Current assets
Inventories	24	14	2
Accounts receivable	3,610	2,670	387
Prepayments, deposits and other assets	2,731	2,958	429
Other investments	37	37	5
Short-term investments	1,029	-	-
Term deposits	12,769	11,291	1,637
Restricted cash	-	34	5
Cash and cash equivalents	6,591	9,555	1,385
	26,791	26,559	3,851

Total assets	67,254	67,009	9,715

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,238	36,456	5,286
Shares held for share award schemes	(183)	(202)	(29)
Treasury shares	(3,660)	(6,349)	(921)
Other reserves	3,726	6,140	890
Retained earnings	14,194	12,052	1,747
	50,317	48,099	6,974
Non-controlling interests	738	1,028	149

Total equity	51,055	49,127	7,123

LIABILITIES
Non-current liabilities
Notes payables	5,062	5,536	803
Accounts payable	93	-	-
Other payables and other liabilities	32	6	1
Deferred tax liabilities	271	211	31
Lease liabilities	205	306	44
Deferred revenue	86	106	15
	5,749	6,165	894

Current liabilities
Accounts payable	4,329	4,998	725
Other payables and other liabilities	3,832	4,022	583
Current tax liabilities	363	404	59
Lease liabilities	92	123	18
Deferred revenue	1,834	2,170	315
	10,450	11,717	1,699

Total liabilities	16,199	17,882	2,593

Total equity and liabilities	67,254	67,009	9,715

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31			Year Ended December 31
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	822	2,494	362	5,239	7,481	1,085
Net cash provided by/(used in) investing activities	996	(1,108)	(161)	(5,999)	(1,446)	(210)
Net cash used in financing activities	(286)	(383)	(56)	(3,710)	(3,419)	(496)
Net increase/(decrease) in cash and cash equivalents	1,532	1,003	145	(4,470)	2,616	379
Cash and cash equivalents at beginning of the period/year	5,078	8,582	1,244	11,128	6,591	956
Exchange differences on cash and cash equivalents	(19)	(30)	(4)	(67)	348	50
Cash and cash equivalents at end of the period/year	6,591	9,555	1,385	6,591	9,555	1,385